UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bronco Drilling Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

112211107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112211107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,879,976 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,879,976 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,879,976 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Bronco Drilling Company, Inc., an Oklahoma corporation (the “Issuer”), with principal executive offices at 16217 N. May Avenue, Edmond, Oklahoma 73013.

Item 2.    Identity and Background

(a)       Name

This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:

●	David Barse: Chief Executive Officer of TAM.
●	Vincent J. Dugan: Chief Financial Officer of TAM.
●	W. James Hall: General Counsel and Secretary of TAM.

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts including (i) Metlife Third Avenue Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940; (ii) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund; (iii) Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940; (iv) Third Avenue Small Cap Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations; and (v) Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940.

(b)       Residence

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, NY 10017.

(c)       Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts.  The principal occupation of each of its executive officers is to act in the capacity listed above.

(d)       Criminal Convictions

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Civil Proceedings

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship

TAM is a limited liability company organized under the laws of the State of Delaware.  Each of its executive officers is a citizen of the United States.

Item 3.               Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.  Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) Metlife Third Avenue Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $46,785,259.09 to acquire 3,830,095 Common Shares; (ii) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund, has expended $882,234.72 to acquire 85,688 Common Shares; (iii) Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $12,956,369.35 to acquire 848,535 Common Shares; (iv) Third Avenue Small Cap Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, has expended $32,754.11 to acquire 7,000 Common Shares, and (v) Touchstone Variable Series Trust Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $1,527,424.33 to acquire 108,658 Common Shares. TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 4.                Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes.  TAM currently exercises control or direction over approximately 16.94% of the Common Shares.  TAM’s purchases of Common Shares were made in the ordinary course of business.  The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

On April 15, 2011, the Issuer and Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”) announced the execution of an Agreement and Plan of Merger, dated as of April 14, 2011 (the “Merger Agreement”), by and among the Issuer, Chesapeake and Nomac Acquisition, Inc. (“Nomac”), a Delaware corporation and an indirect wholly owned subsidiary of Chesapeake, providing for the acquisition of the Issuer by Chesapeake (the “Merger”).  Under the Merger Agreement, Chesapeake will make a cash tender offer (the “Tender Offer”) to acquire all outstanding shares of Issuer’s Common Shares at a price of $11.00 per share, in cash, without interest, followed by, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a merger in which the holders of Common Shares not purchased in the tender offer will receive the same per share consideration paid in the tender offer, in cash, without interest.

TAM believes the Merger is in the best interests of the Issuer’s stockholders, and intends to take action to support the Merger including tendering the Common Shares it has direction or control over into the tender offer and voting its shares in favor of the Merger.  Accordingly, on April 14, 2011, TAM, on behalf of its participating investment advisory clients, entered into a tender support agreement (the “Tender Support Agreement”) by and among Chesapeake, Nomac and TAM, on behalf of certain investment advisory clients.  Pursuant to the Tender Support Agreement, TAM, on behalf of certain investment advisory clients of TAM, has agreed to tender into the Tender Offer all of the Common Shares it has direction or control over (and any and all other Common Shares that it may acquire direction or control over from time to time) and to vote all of the Common Shares it has direction or control over (and any and all other Common Shares that it may acquire direction or control over from time to time), or (if applicable) deliver a written consent, in favor of the Merger.

In addition, pursuant to the Tender Support Agreement, TAM granted to, and appointed, Chesapeake and any designee of Chesapeake and each of Chesapeake’s officers, as TAM’s attorney, agent and proxy to vote all the Common Shares TAM has direction or control over, or grant a consent or approval, at any meeting of the stockholders of the Issuer and in any action by written consent of the stockholders of the Issuer, until the earlier of the acceptance of the Common Shares pursuant to the Tender Offer or the date of termination of the Merger Agreement, on the matters described in the Tender Support Agreement, and in accordance therewith.

Pursuant to the Tender Support Agreement, except as expressly permitted by the Tender Support Agreement, TAM has agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of Common Shares it has direction or control over, (ii) grant any proxies or powers of attorney, deposit any Common Shares it has direction or control over into a voting trust or enter into a voting agreement with respect to any Common Shares it has direction or control over, (iii) take any action that would cause any representation or warranty of TAM contained in the Tender Support Agreement to become untrue or incorrect or have the effect of preventing or disabling TAM from performing its obligations under the Tender Support Agreement, or (iv) commit or agree to take any of the foregoing actions.

In addition, pursuant to the Tender Support Agreement, TAM has agreed not to, and will not authorize or permit any of its Representatives (as defined in the Tender Support Agreement) to (i) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making, submission or announcement of, any proposal or offer that constitutes or is reasonably likely to lead to a Takeover Proposal (as defined in the Merger Agreement), (ii) other than informing persons of the provisions contained in the relevant section of the Tender Support Agreement, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning itself, the Issuer and the Issuer’s subsidiaries to any person in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate any effort or attempt to make or implement a Takeover Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Takeover Proposal.

The Tender Support Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination of the Tender Offer, without any shares of Issuer’s Common Shares being accepted for payment thereunder and (iii) the Effective Time (as such term is defined in the Merger Agreement).  In addition, TAM may, by prior written notice to Chesapeake, terminate the Tender Support Agreement if Nomac reduces the Offer Price (as such term is defined in the Merger Agreement) without the prior consent of TAM.

The description of the Tender Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Support Agreement, which is attached as Exhibit 99.1, and is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D, the Merger Agreement, and the Tender Support Agreement, TAM does not have any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                Interest in Securities of the Issuer

(a-b)               The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 4,879,976 Common Shares, constituting approximately 16.94% of the Common Shares outstanding.1

_______________________

1   The executive offers of TAM, on an individual basis, do not directly beneficially own or control Common Shares of the Issuer.

1.	Metlife Third Avenue Small-Cap Value Portfolio
	(a)	Amount beneficially owned: 3,830,095 Common Shares.
	(b)	Percent of class: 13.30%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 3,830,095
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 3,830,095
		(iv)	Shared power to dispose or direct the disposition: 0

2.	OFI Select Third Avenue US Equity
	(a)	Amount beneficially owned: 85,688 Common Shares.
	(b)	Percent of class: 0.30%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 85,688
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 85,688
		(iv)	Shared power to dispose or direct the disposition: 0

3.	Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund
	(a)	Amount beneficially owned: 848,535 Common Shares.
	(b)	Percent of class: 2.95%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 848,535
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 848,535
		(iv)	Shared power to dispose or direct the disposition: 0

4.	Third Avenue Small Cap Value Fund UCITS
	(a)	Amount beneficially owned: 7,000 Common Shares.
	(b)	Percent of class: 0.02%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 7,000
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 7,000
		(iv)	Shared power to dispose or direct the disposition: 0

5.	Touchstone Variable Series Trust Third Avenue Value Fund
	(a)	Amount beneficially owned: 108,658 Common Shares.
	(b)	Percent of class: 0.38%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 108,658
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 108,658
		(iv)	Shared power to dispose or direct the disposition: 0

(c)        A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e)        Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, neither TAM, nor to the best of its knowledge, any of its executive officers, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.
Exhibit 99.1:  Tender Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2011
THIRD AVENUE MANAGEMENT LLC
By: /s/ W. James Hall
Name: W. James Hall
Title: General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/4/2011	111,708	$9.86
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/7/2011	222,114	$9.83
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/8/2011	6,542	$10.21
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/14/2011	6,000	$10.02
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/21/2011	10,000	$10.14
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/23/2011	22,154	$10.93
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/23/2011	52,219	$10.94
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/24/2011	36,194	$10.94
Metlife Third Avenue Small-Cap Value Portfolio	Sell	3/31/2011	9,183	$11.43
Metlife Third Avenue Small-Cap Value Portfolio	Sell	4/5/2011	32,800	$11.22
Metlife Third Avenue Small-Cap Value Portfolio	Sell	4/6/2011	2,434	$11.13
Metlife Third Avenue Small-Cap Value Portfolio	Sell	4/7/2011	15,600	$10.95
Metlife Third Avenue Small-Cap Value Portfolio	Sell	4/8/2011	100,000	$10.34
Metlife Third Avenue Small-Cap Value Portfolio	Sell	4/11/2011	3,800	$10.51
Touchstone Variable Series Trust Third Avenue Value Fund	Sell	3/23/2011	1,477	$10.93
Touchstone Variable Series Trust Third Avenue Value Fund	Sell	3/23/2011	3,481	$10.94
Touchstone Variable Series Trust Third Avenue Value Fund	Sell	3/24/2011	1,217	$10.94
Touchstone Variable Series Trust Third Avenue Value Fund	Sell	3/25/2011	3,825	$10.88
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	2/14/2011	31,300	$7.62
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	2/24/2011	69,398	$8.58
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/2/2011	100,000	$8.81
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/3/2011	80,057	$8.97
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/4/2011	74,472	$9.86
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/8/2011	18,606	$10.21
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/8/2011	28,900	$10.23
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/8/2011	50,000	$9.94
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/9/2011	13,300	$10.27
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/14/2011	23,999	$10.02
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/16/2011	20,860	$9.83
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/22/2011	25,000	$10.20
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/23/2011	17,406	$10.94
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/23/2011	7,385	$10.93
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/23/2011	50,000	$10.48
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/24/2011	12,065	$10.94
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/25/2011	34,700	$10.91
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/31/2011	14,656	$11.43
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	3/31/2011	10,100	$11.50
Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund	Sell	4/1/2011	8,600	$11.41
Third Avenue Capital p.l.c. - Third Avenue Small-Cap Value Fund	Sell	3/8/2011	52	$10.21
Third Avenue Capital p.l.c. - Third Avenue Small-Cap Value Fund	Sell	3/14/2011	108	$10.02
Third Avenue Capital p.l.c. - Third Avenue Small-Cap Value Fund	Sell	3/23/2011	153	$10.94
Third Avenue Capital p.l.c. - Third Avenue Small-Cap Value Fund	Sell	3/23/2011	65	$10.93
Third Avenue Capital p.l.c. - Third Avenue Small-Cap Value Fund	Sell	3/31/2011	622	$11.52
OFI Select Third Avenue US Equity	Sell	3/4/2011	3,724	$9.86
OFI Select Third Avenue US Equity	Sell	3/7/2011	8,885	$9.83
OFI Select Third Avenue US Equity	Sell	3/14/2011	240	$10.02
OFI Select Third Avenue US Equity	Sell	3/23/2011	1,741	$10.94
OFI Select Third Avenue US Equity	Sell	3/23/2011	738	$10.93
OFI Select Third Avenue US Equity	Sell	3/24/2011	724	$10.94